UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

The Penn Traffic Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707832309

(CUSIP Number)

Bay Harbour Management, L.C.

375 Park Avenue, 20th Floor

New York NY 10152

(212) 371-2211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832309

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bay Harbour Management, L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 0
9 Sole Dispositive Power
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 707832309

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bay Harbour Master Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 0
9 Sole Dispositive Power
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 707832309

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trophy Hunter Investments, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 0
9 Sole Dispositive Power
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IV

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on August 24, 2006, as amended by Amendment No. 1 filed on October 6, 2006, Amendment No. 2 filed on October 27, 2006, Amendment No. 3 filed on December 19, 2006, Amendment No. 4 filed on January 19, 2007, Amendment No. 5 filed on February 14, 2007, Amendment No. 6 filed on May 4, 2007, Amendment No. 7 filed on June 8, 2007, Amendment No. 8 filed on December 17, 2007, Amendment No. 9 filed on April 1, 2008 and Amendment No. 10 filed on February 12, 2009 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of The Penn Traffic Company, a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.

Certain terms used but not defined in this Amendment No. 11 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 11 as follows:

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 11, the Reporting Persons no longer beneficially own any shares of Common Stock (the “Shares”), representing 0% of the total shares of Common Stock outstanding. The Investment Manager acts as investment advisor to both of the other Reporting Persons (each a “Fund”) who held the Shares directly, which Shares were disposed of on November 19, 2009.

(b) The Investment Manager and each Fund shared voting and dispositive power over the Shares that were held directly by such Fund.

(c) On November 19, 2009, the Investment Manager, on behalf of the Funds, disposed of an aggregate of 1,788,457 shares of Common Stock in the OTC market for $0.1035 per share, which shares of Common Stock represented the entire holding of both of the Funds.

(d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock on November 19, 2009.

Item 7.	Material to be Filed as Exhibits

1. Exhibit A - Joint Filing Agreement dated November 23, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 23, 2009	Bay Harbour Management, L.C.

/S/ DOUGLAS TEITELBAUM
	Name:	Douglas Teitelbaum
	Title:	Managing Principal

Bay Harbour Master Ltd.

/S/ DOUGLAS TEITELBAUM
	Name:	Douglas Teitelbaum
	Title:	Managing Principal of the Investment Manager

Trophy Hunter Investments, Ltd.

/S/ DOUGLAS TEITELBAUM
	Name:	Douglas Teitelbaum
	Title:	Managing Principal of the Investment Manager

EXHIBIT A

JOINT FILING AGREEMENT

Bay Harbour Management L.C., Bay Harbour Master Ltd. and Trophy Hunter Investments, Ltd., in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: November 23, 2009

Bay Harbour Management, L.C.

/S/ DOUGLAS TEITELBAUM
	Name:	Douglas Teitelbaum
	Title:	Managing Principal

Bay Harbour Master Ltd.

/S/ DOUGLAS TEITELBAUM
	Name:	Douglas Teitelbaum
	Title:	Managing Principal of the Investment Manager

Trophy Hunter Investments, Ltd.

/S/ DOUGLAS TEITELBAUM
	Name:	Douglas Teitelbaum
	Title:	Managing Principal of the Investment Manager